FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 2, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

Moscow - December 2, 2010 - Wimm-Bill-Dann Foods OJSC (“WBD” or the “Company” — NYSE: WBD) announces today that two of its wholly-owned subsidiaries, Wimm Bill Dann Finance Cyprus Ltd. and Wimm-Bill-Dann Finance Co. Ltd., together with certain of the Company’s shareholders, including, among others, Gavril A. Yushvaev, David Iakobashvili, Mikhail V. Dubinin, Sergei A. Plastinin and Alexander S. Orlov entered into a purchase agreement (the “Purchase Agreement”) with Pepsi-Cola (Bermuda) Limited (“Pepsi-Cola Bermuda”), an indirect wholly-owned subsidiary of PepsiCo Inc. (“Pepsi” and together with Pepsi-Cola Bermuda, “PepsiCo”).

The Purchase Agreement provides that, upon the terms and subject to the conditions set forth in the Purchase Agreement, PepsiCo will acquire American Depositary Shares, Global Depositary Shares and ordinary shares of the Company, representing, in the aggregate, 66% of the total outstanding ordinary shares of the Company, for an aggregate purchase price of approximately US$3.8 billion in cash (the “Transaction”). The completion of the Transaction is subject to various conditions, including the absence of legal prohibitions and the receipt of certain regulatory approvals.

In connection with the Transaction, PepsiCo will be required to launch a mandatory tender offer to all shareholders for the remaining shares of the Company following completion of the Transaction at the time and on the terms as are mandated by Russian law.

In connection with the Transaction, PepsiCo and the Company issued a press release which is attached as Exhibit 99.1 and incorporated herein by reference.

Attached hereto as Exhibit 99.2 is the Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Tony Maher
Name:	Tony Maher
Title:	CEO
Wimm-Bill-Dann Foods OJSC

Date:  December 2, 2010